UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X 105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of AOL Inc. (“AOL” or the “Company”) by Verizon Communications Inc. (“Verizon”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 12, 2015, by and among AOL, Verizon and Hanks Acquisition Sub, Inc., a wholly owned subsidiary of Verizon (“Acquisition Sub”). These communications include, as described in more detail below, certain news media articles and materials which AOL has distributed by email to its employees (via hyperlink thereto).

Set forth below is a copy of a The Irish Times article published on May 15, 2015 and included in a daily email to all employees of the Company

AOL bids to exploit shift in viewing patterns

Verizon’s $4.4bn deal has AOL’s Graham Moysey celebrating

AOL, the company that made famous the phrase “you’ve got mail”, was the subject of a $4.4 billion bid by telecoms giant Verizon this week, and the proposed acquisition has had AOL head of international Graham Moysey celebrating.

“My wife and I had a nice little bottle of wine last night, I’m not going to lie to you,” he told the IAB Video Connect conference in Dublin.

“It’s still early days, but I think the sentiment throughout the organisation is really good,” said Mr Moysey, a London-based Canadian who oversees all of AOL’s international businesses.

“There will be a consolidation of players over the next few years, so this is a good strategic move for us,” he said, professing to be excited by the access to customer data that the deal could deliver to AOL.

AOL dominated the dial-up internet market in the US in the 1990s and still collects an astonishing $600 million from these old connections, but its focus today has moved on to both original content and advertising technologies.

Verizon, the largest telecoms group in the US with 100 million mobile customers, has been drawn to AOL by its advertising platform, which allows it to embed targeted ads into both its own video content and that of third-party content providers. The online video advertising market is forecast to explode and the name of the game is to stop Google’s YouTube from winning all the spoils.

In preparation, AOLbought Adap.TV for $405 million last year, while Yahoo picked up programmatic video ad company BrightRoll for $640 million, and Facebook, Comcast and Google itself also spent big money in the area.

About 180 of AOL’s 200 employees in Dublin are engineers who have worked on developing platforms such as One, AOL’s latest so-called “programmatic” advertising platform, which lets brands target their ads at highly specific audiences across all screens, including television, using automated, data-driven methods.

Programmatic ad technology, now common in the digital display ad market, has begun to reshape how video-on-demand services work and may ultimately change the television business.

AOL’s Adap.TV already has a deal with Multi Channel Network (MCN) to pilot an automated marketplace for buying ads on linear pay-TV channels in Australia, while in the UK, Sky recently launched a programmatic trading platform called AdSmart, which means different viewers are served different ads.

“The consumer drives all behaviour. The consumer is judge and jury,” said Mr Moysey. “Younger audiences’ usage of TV is declining and their usage of video-on-demand is increasing. That’s the end of that sentence.”

Set forth below is a copy of a StreamDaily article published on May 14, 2015 and included in a daily email to all employees of the Company

AT&T pairs with Hulu on heels of Verizon’s AL deal

by Todd Longwell

AT&T has announced it will bring the SVOD service Hulu to its customers through its web sites and mobile applications beginning in the fall.

The news comes on the heels of Monday’s announcement that competitor Verizon is buying AOL for $4.4 billion, and, according to one analyst, can be seen as the latest volley in a competition between the two services providers, as they both try to harness their networks to become pre-eminent players in the online video content business.

“AOL has been more focused on longer-form content,” said Peter Csathy, CEO of Manatt Digital Media, a division of the law firm Manatt, Phelps & Phillips, providing business consulting and legal services for the new media space.

AT&T has made some bold moves through Otter Media, a company it launched in partnership with the Chernin Group in April 2014 with $500 million in funding to acquire, invest in and launch OTT video services.

In September, Otter acquired a majority stake in multi-channel network Fullscreen, adding to a portfolio that includes Crunchyroll, a streaming service specializing in Japanese anime and other Asian content, and the how-to crafting video site Creativebug.

“So I would say that Otter Media is ahead of the curve, because they have all those assets and those are proven assets with massive numbers,” Csathy says. “Verizon is looking to catch up in that type of strategy. But, the last time I checked, Verizon has a bigger distribution footprint than AT&T.”

With its acquisition of AOL, Verizon gets an added facility for content production, as well as programmatic advertising platform.

“Verizon is not known as being a content creator on a mass scale,” says Csathy. “As a result, it hasn’t had a significant sales force to sell advertising against content. Now, it’s a very different ballgame because AOL, although it hasn’t been overly successful in the video-focused game, certainly has spent a lot of dollars in that world, and they definitely have a human sales force as well as technology to effectively drive the marketers to that content.”

Although Verizon has Fios – a bundled TV, internet and phone service that includes on-demand video for viewing on traditional TV screens – Csathy calls the AOL purchase “a mobile-driven deal.”

Alec Shankman, VP and head of alternative programming, licensing & digital media at Abrams Artists Agency, thinks both companies are making smart moves.

“Verizon has been a leader in mobile content for a long time at this point, going back to their foray into Verizon V-cast and beyond. This is simply another feather in their cap of forward thinking,” said Shankman in an email interview. “AOL is now more valuable to content creators than ever because their inevitable seamless integration into mobile will allow for not only increased distribution potential, but presumably also create a better content consumption experience. The world has already gone mobile and the smart content creators are not only very well aware of this; but have embraced it with open arms.”

At the NewFronts last month in New York, Hulu announced a slate of new original series. It also confirmed the purchase of the exclusive streaming rights for the next several years for all nine seasons of Seinfeld, the iconic sitcom, for $180 million.

Set forth below is a copy of a CampaignLive article published on May 14, 2015 and included in a daily email to all employees of the Company

Will Verizon-AOL be another AOL Time Warner?

by Arif Durrani

Verizon Communications has guaranteed the headlines with its $4.4 billion purchase of AOL, but what has the company with 100 million mobile customers gained?

John Stratton, president of Verizon, spelled out the key factors driving the deal to analysts yesterday.

“Certainly the subscription business and the content businesses are very noteworthy,” he said. “For us, the principal interest was around the ad tech platform.”

Verizon’s portfolio includes a national wireless network and FiOS-TV and broadband. The company has significant data on its customers and their digital activity that could potentially be synced into AOL’s programmatic ad technology.

The company is wagering video will play a key role in wireless adoption in the years ahead, and has tabled business ambitions that will make familiar reading for converging tech and telecoms companies alike.

Verizon had also already announced plans to create a new mobile video service this summer, with a mix of paid, free and ad-supported content. Details of the mobile service remain sketchy but are believed to include a mix of short video clips with broadcasts of live content and on-demand viewing.

Plugging AOL’s ad targeting capabilities into this new service promises to create new opportunities in the world’s fastest growing advertising space: mobile video.

In addition, AOL’s content properties, including the Huffington Post, TechCrunch and Engadget websites, will become part of Verizon, although they will continue to be led by AOL’s chief executive, Tim Armstrong.

The CEO has spent the past five years developing AOL’s advertising platforms. He has stated his belief that as machines automate more media decisions across TV to digital, AOL is well-positioned to help advertisers, agencies and publishers “realise the true value of data-driven advertising”.

Two years ago, in an interview with Campaign, Armstrong spelled out his vision for AOL as the “cultural center of the Internet.” He said: “The world is getting bifurcated into programmatic advertising and deep marketing services. You have to be excellent at both of those …

“On the programmatic side, we’ve invested really heavily in our advertising technology stack, which allows us to yield manage the inventory really well on the programmatic side. We essentially do über yield management, making sure that every single impression we use is used in the correct way, whether it’s for the marketing services side or the programmatic side.”

Some cynics have been quick to point out that this week’s deal with Verizon comes exactly 15 years after AOL’s failed merged with Time Warner, a $160 billion union that went on to earn the epitaph of the “worst merger in corporate history.” So, what’s the initial feedback from commercial media leaders to AOL’s sale to Verizon?

Karl Guard, head of strategy, ZenithOptimedia

This is an interesting foreshadowing of the way that content, broadcast and telco platforms will attempt to converge into single offerings, looking to provide consumers with packages that fulfil all their digital, viewing and mobile needs from one point.

This should make joined-up digital activity simpler for brands and agencies to build and will allow them keener targeting opportunities — but only within that publisher/carrier platform.

If the integration and data management solution doesn’t exist on the client or agency side this is still just one siloed platform on a media plan, albeit a huge one.

Norm Johnston, chief digital officer, Mindshare

Verizon’s purchase of AOL is to some extent a back-to-the-future story.

The telecoms industry has repeatedly tried and arguably failed to capture a greater share of the growing digital advertising business, first on the PC and later on mobile.

None of them want to fail in the emerging third wave of digital marketing, a much broader Internet of Things ecosystem that will include television.

The benefits of the acquisition are simple. AOL brings the programmatic abilities and content while Verizon delivers a bigger identifiable audience and more distribution opportunities, including TV.

Whether that’s worth $4.4 billion, roughly a 20% premium on AOL’s stock, is worth debate.

Watch this space for more acquisitions and consolidation as everyone from Yahoo to Vodafone plot their next steps amidst a rapidly changing competitive set.

Ben Wood, global president, iProspectBen Wood, global president, iProspect

Great for Tim Armstrong and AOL. He’s stabilised the business, turned it around & refreshed the proposition, made some smart acquisitions along the way, and now delivered an exit for shareholders at an acceptable premium on the stock (if we all forget the peak valuation of $222 billion in 1999).

It’s also a clear win for Verizon, as there is now a clear opportunity to bring together the twin ecosystems of desktop and mobile, to deliver advertisers that holy grail of seamless audience targeting across devices.

Right now, only Facebook seem to be building solutions at scale in this space, so its also good for the industry.

The other benefit for Verizon is that they inherit the strength of the AOL multi platform content proposition which they can use to directly add value to their customers. All at a sensible price.

It will be fascinating to see how Yahoo responds.

Kirk McDonald, president of PubMaticKirk McDonald, president of PubMatic

It’s clear Verizon is putting an increased focus on digital and video platforms. AOL was attractive because of its long-established programmatic platform, which is the fastest growing operation at the company.

The companies that will win today are the ones that can stitch everything together—software, connectivity, content—into one package.

The programmatic platform made AOL more attractive. While we don’t know the deal negotiations, you could guess that the media part of the business might have been replicable, but the years of investment required to build a competitive programmatic platform made AOL more attractive when considering what seems to be Verizon’s desire for speed to market.

There is a clear line being drawn between the companies that are really media businesses with a small amount of workflow technology, and the companies with technology in their DNA who are building platforms for automating processes.

Dan Clays, managing director, OMD

A $4 billion example of a platform business coming together with a publisher who is having a renaissance certainly in the US to join content and distribution, principally to capitalize on the shift towards the increasingly dominant mobile internet usage.

Verizon’s data and vast wireless customer base and AOL’s growing content and video technology is what I imagine drives the deal.

Steve Hobbs, global trading director, Fetch

Over the past 18 months or so, AOL has done a decent job of putting together a scaled media buy/proposition across devices/media, all available from ONE, AOL’s end-to-end programmatic buying platform.

Within that, the acquisition of Adap.tv was a highly positive strategic move and its integration into the ONE proposition, not without its challenges, is crucial to the future of AOL as a scaled global operator able to compete once again at the top table.

Furthermore, Verizon will no doubt be looking to add volumes of unique mobile data to this jigsaw puzzle that will in time diminish the importance of the cookie to AOL’s business, thereby future proofing it.

So, it’s certainly good for AOL, good for Verizon (if true platform integration becomes a reality), good for the plurality of the media marketplace and therefore good for clients.

This article first appeared on campaignlive.co.uk.

Set forth below is a copy of a LA Times article published on May 14, 2015 and included in a daily email to all employees of the Company

How Tim Armstrong steered AOL back to the future

by ANDREA CHANG AND JIM PELTZ

In 2009, when Tim Armstrong took over as chief executive of AOL Inc., he faced a daunting task: Turn around a company that had gone from an Internet pioneer to near obsolescence in less than a decade.

Six years later, Armstrong has not only revived AOL, he reinvented it, creating a thriving digital media company focused on online content, original videos and advertising technology. His efforts culminated this week when Verizon Communications Inc., the nation’s No. 1 wireless carrier, agreed to buy AOL for $4.4 billion.

“It’s pretty remarkable, honestly,” said Andrew McNellis, an analyst at investment firm Evercore ISI in New York. “He took an asset that was in decline and built it back up with investments in growth areas that ultimately proved useful.”

Although his decision to leave Google Inc., where he was the president of the Americas operations, to lead dowdy AOL surprised many at the time, Armstrong was optimistic from the start.

“My wife asked me one question when I took the AOL job,” he recalled during a CNBC interview Tuesday after the Verizon deal was announced. “‘Do you know what you’re doing and do you know that you’re going to be able to get the people to help turn the company around?’ And I said yes.”

It was a tall order.

AOL was one of the first subscription-fee, dial-up providers in the early years of the commercial Internet. With its popular email service, online chat rooms and news-filled homepage, the company flourished to become one of the Internet’s first success stories. It was such a powerhouse that it acquired media giant Time Warner in 2001, forming AOL Time Warner in a $147-billion deal that created the world’s largest media company at the time.

But the dot-com bust slammed AOL as it struggled to evolve as online access shifted from dial-up subscriptions to high-speed broadband connections.

While many old-school Internet companies strain to adapt to changing consumer preferences in an increasingly mobile world — Myspace and Yahoo among them — former colleagues and analysts say that AOL avoided that fate largely thanks to Armstrong.

First, he untangled AOL from its disastrous acquisition of Time Warner. Within months, AOL was spun out from Time Warner as a separate publicly traded company.

He added the digital local news division he founded, Patch Media, to the AOL family and acquired popular blogs, including the Huffington Post and TechCrunch, to bolster the company’s content. AOL invested in video, with original programming such as “The Future Starts Here” and “Park Bench With Steve Buscemi,” which both earned Emmy nominations last year.

But his biggest move was building new advertising platforms for an increasingly digital and mobile world, both in-house and through acquisitions.

“He understood the business in a way that relatively few people in his position have ever demonstrated, and that’s made most clear by the re-focus of the company toward ad tech,” said Brian Wieser, senior analyst at Pivotal Research Group. “He was paying attention.”

In particular Armstrong, 43, latched on to a burgeoning sector of the ad industry: programmatic advertising, the automated buying and selling of ads online. The segment has seen explosive growth, increasing 136% to $10 billion in the U.S. last year, according to EMarketer. This year, it is expected to grow an additional 49% to reach nearly $15 billion — or more than half of all digital display advertising.

“AOL skated to where the puck was going,” Armstrong told CNBC.

Under Armstrong, AOL bought video advertising platform Adap.tv, Santa Monica Internet personalization specialist Gravity and Santa Monica marketing optimization platform Convertro. It also launched an ad platform called One, a marketplace where advertisers bid for space across mobile and conventional websites, including Facebook and Twitter. The automated marketplace tracks ads across mobile, desktop and television screens, and advertisers can purchase ad time according to that data.

“For us, the principal interest was around the ad tech platform that Tim Armstrong and his team have done a really terrific job building,” John Stratton, Verizon’s president of operations, said at an investor conference Tuesday.

AOL’s stock gained 25 cents to $50.77 a share Wednesday after soaring 19% on Tuesday after the Verizon announcement.

Under Armstrong’s reign, the stock has about doubled in price since it began trading around $25 a share in late-2009 when AOL was spun off from Time Warner. AOL had dropped to just above $10 a share by August 2011, but it then began a long-term rally, outpacing the S&P 500 during that span.

As AOL’s position has improved, so has Armstrong’s fortune. A few years ago, he spent more than $21 million of his own money to buy AOL stock. As of April 2, he owned 5.54 million shares, or 6.7% of the company, which under the $50-a-share offer from Verizon would be worth $277 million.

“I’m one of the only CEOs in the country that has invested tens of millions of dollars in my own company,” he told CNBC. “I’ve never sold a share.”

Armstrong’s tenure hasn’t been perfect.

At times he could be ruthless, notoriously sacking a Patch creative director during an all-hands employee meeting in 2013; several hundred more were listening in via conference call. In an audio recording leaked online, Armstrong is heard interrupting himself mid-speech when he notices Abel Lenz using a camera to either take a picture or record a video of the meeting.

“Abel, put that camera down right now! Abel, you’re fired. Out!” Armstrong said. He later apologized for the manner in which he fired Lenz, but didn’t reinstate him.

There were other missteps. Patch struggled financially and went through severe layoffs before being sold in 2014. And Armstrong sparked a firestorm of criticism that year when he scaled back employees’ retirement benefits and blamed the issue on “distressed babies.”

“We had two AOL-ers that had distressed babies that were born that we paid a million dollars each to make sure those babies were OK,” he said during a town hall. “Those are the things that add up into our benefits cost. So when we had the final decision about what benefits to cut because of the increased healthcare costs, we made the decision, and I made the decision, to basically change the 401(k) plan.”

Although Armstrong’s comments came off as glaringly insensitive, “those two faux pas that got some unwanted attention were overlooked because people generally liked him,” Wieser said.

Jim Wiatt, a former AOL director and adviser to the company after its spinoff from Time Warner, called the firing a “one-off situation. That was so much not Tim.”

“He was an enthusiastic team player, an executive who would be there for people, listen to people. He would work at a desk in the middle of everybody else,” Wiatt said. “If he wasn’t working on the phone he was writing, thinking, planning. I think he’s a really good leader.”

Armstrong says he will stay on board after the Verizon deal is completed this summer, signing a long-term, multi-year contract with the wireless carrier.

He has pledged to keep AOL in the content business and to add more heft despite speculation that the company would offload some of its digital brands. As for the overall game plan, he told TechCrunch that “you should assume everything we’ve been doing strategically, we’ll only do faster now.”

And just as he did when he took the AOL job, Armstrong assured his wife that he had a plan.

“Before I left this morning, she said: ‘Do you know what you guys are going to do in the future?’” he told CNBC on Tuesday. “And I said yes and I mean that.”

Set forth below is a copy of a LA Times Editorial article published on May 14, 2015 and included in a daily email to all employees of the Company

Verizon’s AOL deal: ISPs go searching for content

by THE TIMES EDITORIAL BOARD

The wave of telecommunications mergers continued this week as Verizon, the country’s most popular mobile phone network, agreed to buy AOL, the country’s most popular dial-up Internet service. OK, that was a cheap shot. Verizon isn’t forking over $4.4 billion because it wants AOL’s 2.2 million dial-up customers, as doggedly loyal as they seem to be. Instead, the prize for Verizon is AOL’s content businesses, most notably its advertising arm.

In that sense, the deal falls into the same category as AT&T’s agreement to buy DirecTV and Comcast’s purchase of NBC/Universal. Such combinations of conduit and content have fallen in and out of favor over the years. The dial-up Internet market was dominated by AOL, which offered subscribers access to a “walled garden” of exclusive content, but the company was overtaken by broadband service providers that offered little more than access to the wide-open Internet. Now ISPs have come full circle, and are eager to provide more than just a virtual pipe to someone else’s content.

That’s one of the reasons so many content providers and application developers urged the Federal Communications Commission to adopt strong net neutrality rules. Among other things, they feared that ISPs would give preferential treatment to their own sites and services, or to companies that paid for their traffic to be prioritized. The more broadband ISPs invest in content, the greater the incentive they’ll have to steer customers to that content, to the detriment of a free and open Internet.

The FCC responded in February by adopting the most stringent rules yet against ISPs favoring some content and service providers over others. The rules have been roundly denounced by the major U.S. ISPs, including Verizon, AT&T and Comcast, whose trade associations asked a federal court Wednesday to put the new rules on hold pending an appeal. They’re also backing a bill that would set some basic net neutrality rules while barring the FCC from adopting broader ones.

We believe that the FCC acted properly and that strong neutrality rules are necessary, but either the courts or Congress will have the final say on that. Meanwhile, Verizon’s purchase of AOL should remind policymakers of the time not so long ago when America Online connected customers to just that part of the Internet it controlled. Back then there were scores of other ISPs to choose from if users didn’t like AOL; today, there’s just a handful. But as long as the FCC’s neutrality rules remain in place, consumers will be free to steer their browsers wherever they choose.

Set forth below is a copy of a The Drum article published on May 14, 2015 and included in a daily email to all employees of the Company

Why AOL is a great buy for Verizon

14 May 2015 – 3:49PM | POSTED BY ANDREW MOSS | 0 COMMENTS

In the undistinguished annals of business flops, of deals that should never have been done, one stands above all others as a gold-plated, premier league, 100 per cent catastrophe: the calamitous coming together of media giants AOL and Time Warner back in 2000 (it is often described as a merger but strictly speaking, AOL acquired Time Warner for $164bn, with AOL shareholders owning 55 per cent of the new company, Time Warner 45 per cent).

On paper and at the time, it looked like a good idea. Time Warner could create the content (from TV, movies, music and printed media), and AOL could then distribute it via the new-fangled internet.

These days AOL might be seen as a small player, a terminally unfashionable rump legacy business, but 15 years ago it was at the top of its game: it was a giant, and one that seemed to hold the keys to the web (we can all remember those endless AOL CDs attached to magazines and that were stuffed through our letterboxes). Time Warner had been struggling to develop an online presence, so hooking up with the dominant player in online distribution must have seemed like a stroke of business genius.

However things didn’t quite work out like that. There were cultural clashes between the two companies, the dot com bubble burst shortly after the merger, ad revenues collapsed and AOL had to take a writedown of $99bn in 2002. By that time, shares of the company were worth just 10% of what they had been two years previously. Most crucially of all, although AOL was king of the dial-up internet world (its business model was based on usage and monthly subscriptions), it had no presence in the fast-developing always-on broadband market – and that was what people ultimately wanted.

In the end, with investors having taken a massive hit, the two parties demerged, with Time Warner spinning off AOL as a separate company in 2009. Since then, both companies have bumped along, doing OK-ish, without ever getting anyone excited – indeed, when I mention AOL to people these days, many are surprised it still exists.

But exist it does – and it has proved interesting and exciting enough for someone to shell out $4.4bn (£2.8bn) for it this week (subject to the usual regulatory go-ahead). The buyer was Verizon, the giant US mobile phone network (it’s actually America’s biggest, with an estimated 130 million-plus subscribers), which had been circling AOL since January this year; it paid $50 per share (a 17 per cent premium on the closing price the day the deal was announced), thus valuing AOL at $4.4bn.

Why did Verizon buy? Firstly, AOL is actually a decent company these days, if a small player compared to the likes of Google or Facebook. It owns a selection of high-profile websites, including The Huffington Post, Engadget and TechCrunch, as well as aol.com. It even still has two million dial-up customers!

But I suspect it wasn’t the estimable HuffPo and the dial-up service that got Verizon excited. What this deal is really about is mobile advertising.

Surprisingly enough, AOL is a leader in advertising. Its ad platform for mobile and online is highly rated, and the third most-used after Google’s and Facebook’s. Without getting overly techy about it, AOL’s technology makes it easier for ad agencies, publishers and brands to get ads in front of [the most appropriate] customers on video and publisher sites across desktop, mobile, tablet and TV. Revenue for this ‘platforms’ unit, grew 21 per cent to $280m in the first quarter of 2015. The ‘brand’ group, which includes the media sites like HuffPo, reported an 8 per cent revenue gain to $193.4 million.

Decent figures, but you can see where the growth is going to come from in the future. Indeed, Verizon’s president of operations, John Stratton, said at an industry conference on Tuesday (12 May): “Certainly the subscription business and the content businesses are very noteworthy… but for us, the principal interest was around the ad tech platform.”

Friends and colleagues have asked me whether I think Verizon has overpaid. I don’t think they have – indeed, they might have got themselves a bit of a bargain.

Total digital ad spending in the US is expected to increase 15 per cent to $58.6bn this year, research firm eMarketer estimates. AOL is behind the leaders, owning just 2.1 per cent of the $50.7bn US digital ad market in 2014 (Google leads with 38.2 per cent, while Facebook has a 17.4 per cent share). AOL is also a leader in video; it’s third only to YouTube and Facebook in terms of global unique views.

But as countless companies, from Nokia and MySpace to AOL and BlackBerry can attest, things move very quickly in the tech world. While predicting the future in such a fast-moving world is a bit of a mug’s game, it’s clear that all of us are migrating away from the desktop PC and living room TV to mobile devices.

The digital ad market is still shifting as new devices and consumer behaviour evolve quickly. Verizon, like many of its competitors, sees consumers migrating in droves to mobile video. More than 153 million in the US will watch TV shows on digital devices at least once a month this year, eMarketer says. That’s nearly half of the US population. In the UK, 21.6 million mobile phone users in the UK will watch digital videos on their devices this year, up from 8.8 million in 2012. By 2017, this is expected to be 25.8 million [Source: Statista].

Advertisers want to be where the viewers are, so mobile ad spending is expected to go up [$28.7bn in the US this year, up 50 per cent on 2014, according to eMarketer, and about $158bn globally].

Increasingly, these ads are delivered via “programmatic buying”, or a computer-automated buy-sell process — such as the one AOL developed. More than one-fourth (28 per cent) of all digital video ads will be purchased “programmatically” this year, increasing to 40 per cent next year. So although AOL is a smallish player right now, it has the potential to be huge.

So Verizon gets a lot of bangs for its bucks: good content, a great ad automation platform (‘manual’, as opposed to automated ad buying is dying out in the online world, although of course it remains important in old media such as TV and print), the net’s third biggest video channel… and now that it owns the AOL ad platform, it gets to keep more ad revenue for itself.

And perhaps most importantly of all, it can increase the quality of the ads it serves (ie sending the right ads to the right people at the right time), by marrying the vast amounts of data it has about its users with AOL’s ad serving tech. A marriage of this kind means that Verizon has the potential to challenge Google; Google and Facebook got to where they are today by knowing an awful lot about their users, and were therefore able to serve them the most relevant and useful advertising.

AOL’s ad technology will also come in handy for a video streaming service Verizon is said to be planning to launch this year. In January 2014, Verizon bought Intel’s online TV platform, which will probably serve as the underpinning for the new streaming service (providing the rumours are true). This will give it an advantage over its rivals at home and abroad.

Talking of abroad (well, the UK, actually), it will be interesting to see what BT will do next. It seems to me that the old British Telecom, like Verizon (and to a lesser degree, UK rival Vodafone) is trying to become a kind of one-stop shop for entertainment and online/mobile advertising.

No longer just a landline provider, it has made serious roads into broadband, is giving Sky a run for its money in pay-TV and looks certain to snap up mobile network EE, subject to regulatory approval. But it seems to me that it lags behind a bit in the mobile ad space, and needs to start catching up, fast.

I predict interesting times ahead…

Important Information

The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Verizon and Acquisition Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Verizon and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of Common Stock at no expense to them. The tender offer materials and the Solicitation / Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication may contain forward-looking statements. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used in connection with any discussion of the proposed transaction identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC, as well as, among other things: 1) the ability to obtain requisite regulatory approvals required to complete the proposed transaction with Verizon, 2) the satisfaction of the conditions to the consummation of the proposed transaction, 3) the timing of the completion of the proposed transaction and 4) the potential impact of the announcement or consummation of the proposed transaction on our relationships, including with employees, suppliers and customers.